















Sabrina Kemeny · 3rd

Co-Founder TAP

Los Angeles, California, United States · Contact info

500+ connections

Tap With Us (Tap Systems Inc.)

Columbia University in the City of New York

Experience

Co-Founder
Tap With Us (Tap Systems Inc.)
Jan 2015 – Present · 6 yrs 11 mos
Los Angeles

Business Advisor/Angel Investor
Self-Employed
Jan 2004 – Jan 2015 · 11 yrs 1 mo
Greater Los Angeles Area

Advise and mentor high tech start-ups. Angel Investor with Tech Coast Angels.

Marketing Manager
Micron
Dec 2001 – Oct 2003 · 1 yr 11 mos

Strategic technical marketing for Micron Imaging and assistance with integration post acquisition.

Founder and CEO
Photobit
Jan 1995 – Nov 2001 · 6 yrs 11 mos

Recruited core JPL Active Sensor Pixel team and management to Photobit, and negotiated exclusive license agreement with the California Institute of Technology (Caltech). Responsibilities included strategic planning, licensing, financing, legal liaison (in lieu of not having in-house General Counsel) and oversight and administration of day to day c ...see more

Member of the Technical Staff (Research Scientist)
Jet Propulsion Laboratory
Jan 1990 – Dec 1994 · 5 yrs
Pasadena, CA

Research of advanced mixed signal concurrent processing integrated circuits. Investigation of path planning and neural network ASICs. Design of custom CMOS image sensors for the Active Pixel Sensor (APS) R&D Team, and was one of the three original inventors of the CMOS APS technology.

Education

Columbia University in the City of New York
BS, MS, Ph.D, Electrical and Electronics Engineering
1982 – 1991

University of Vermont
Associate of Science (A.S.), Registered Nursing/Registered Nurse
1975 – 1977